CELSIUS HOLDINGS, INC.
140 NE 4th Avenue, Suite C
Delray Beach, Florida  33483

October 27, 2008

Mr. John Reynolds
100 F Street, N.E.
Mail Stop 3561
Washington, DC  20549-7010

Re:	Celsius Holdings, Inc. Registration Statement on Form S-1 Filed August 29, 2008 File No. 333-153244

Dear Mr. Reynolds:

At the telephone request of the U.S. Securities and Exchange Commission, we are providing this amended letter to our original letter dated October 9, 2008 in response to certain comments made in the Commission’s letter dated September 25, 2008 regarding the Company’s Registration Statement on form S-1 filed on August 29, 2008 (the “Registration Statement”).  We are providing the following letter containing our responses.

General

COMMENT 1:
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible Series A Preferred Stock and other convertible securities that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the Preferred and other convertible securities).

RESPONSE:
We have revised the Registration Statement to provide for a table with the total dollar value at the market price when issued of the securities underlying the convertible Series A Preferred Stock on page 10. No other convertible securities are being registered.

COMMENT 2:
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the Preferred and other convertible securities and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the Preferred and other convertible securities.

RESPONSE:
We have revised the Registration Statement to provide for a table with payments made, or that the Company may be required to make, in connection to the transaction in accordance with the Commission’s comment above on page 10. We have further revised the Registration Statement to provide a disclosure, on pages 10 and 11, of the net proceeds received by the Company from the sale of the Preferred and potential payments to be made within the first year following the sale of the Preferred.

COMMENT 3:	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the Preferred and other convertible securities presented in a table, with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible securities on the date of sale of the convertible securities;
•	the conversion price per share of the underlying securities on the date of the sale of the convertible securities, calculated as follows:
-	if the conversion/exercise price per share is set at a fixed price, use the price per share established for the convertible securities; and
-
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of the convertible securities and determine the conversion/exercise price per share as of that date;

•	the total possible shares underlying the convertible securities;
•
the combined market price of the total number of shares underlying the convertible securities, calculated by using the market price per share on the date of the sale of the convertible securities and the total possible shares underlying them; combined conversion/exercise price of the total number of shares underlying the convertible securities, calculated by using the conversion/exercise price on the date of the sale of the convertible securities and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible securities, calculated by subtracting the total conversion/exercise price on the date of the sale of the convertible securities from the combined market price of the total number of shares underlying them on that date.

If there are provisions in the Preferred or other convertible securities that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion/exercise price per share is fixed unless and until the market price falls below a stated price, at which point the conversion/exercise price per share drops to a lower price, please provide additional disclosure.

RESPONSE:	We have revised the Registration Statement on page 11 to provide for a table with the following information:

•	The potential profit based on the conversion discount calculations related to the Preferred;
•	The market price per share of the securities underlying the Preferred on the date of sale of the convertible securities;
•	The conversion price per share of the underlying securities on the date of the sale of the Preferred, calculated as using the lowest possible conversion price;
•	The total possible shares underlying the Preferred;
•	The combined market price of the total number of shares underlying the Preferred using the maximum number of shares; and
•	The total possible discount to the market price as of the date of the sale of the Preferred.

The conversion price of the Preferred is fixed at $0.08 per share of the Company’s Common Stock through March 8, 2009.  Thereafter, the conversion price is the higher of $0.08 and 90% of the prior 10 trading days volume weighted average price of the Company’s Common Stock.  This is disclosed as a footnote to the foregoing table on page 11 of the Registration Statement.  No additional convertible securities were sold or are being registered, therefore there are no other such provisions.

COMMENT 4:	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for shares underlying any other warrants, options, notes or other securities that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
-
if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the

-	underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the exercise price per share as of that date;
•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);
•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

RESPONSE:	We have revised the Registration Statement to on page 11 to provide for a table with the following information:

•	The potential profit based on the conversion discount calculations related to the warrant to purchase additional 1,000 Preferred (the “Warrant”);
•	The market price per share of the securities underlying the Warrant on the date of sale of the Preferred;
•	The conversion price per share of the underlying securities of the Warrant on the date of the sale of the Preferred, calculated as using the lowest possible conversion price;
•	The total possible shares underlying the Warrant;
•	The combined market price of the total number of shares underlying the Warrant using the maximum number of shares; and
•	The total possible discount to the market price as of the date of the sale of the Warrant.

COMMENT 5:	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the Preferred and other convertible security transactions;
•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment two;

•	the resulting net proceeds to the issuer; and
•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the Preferred and any other convertible securities, and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment three and comment four.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments, as disclosed in response to comment two, and the total possible discount to the market price of the shares underlying the Preferred and other convertible securities, as disclosed in response to comment three, divided by the net proceeds to the issuer from the sale of the Preferred and other convertible securities, as well as the amount of that resulting percentage averaged over the term of the convertible securities.

RESPONSE:	We have revised the Registration Statement on pages 11 to provide for a table with the following information:

•	The gross proceeds paid or payable to the issuer in the Preferred and the Warrant transactions.
•	All payments that have been made or that may be required to be made by the issuer.
•	The resulting net proceeds to the issuer.
•	The combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the Preferred and the Warrant.

The table labeled “The cost of financing can be shown as follows:” on page 11 of the Registration Statement contains the following requested disclosures:

•	Total discount and payments to be made as a % of net proceeds; and
•	.Average over the term of the convertible securities the discount as a % of net proceeds

COMMENT 6:
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

RESPONSE:
We have revised the Registration Statement on page 12 to provide for a paragraph and a table with information regarding all prior transactions between the Company and the selling shareholders as follows:

•	the date of the transaction;
•	the number of shares of the common stock that were outstanding prior to the transaction;
•
the number of shares of common stock that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of common stock that were issued in connection with the transaction;
•
the percentage of total issued and outstanding common stock that were issued in the transaction, with the percentage calculated by taking the number of shares issued and outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued in connection with the transaction; and

•	the closing market price per share of summon stock the day prior to the transaction.

COMMENT 7:	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the Preferred and other convertible securities transactions that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;
•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and
•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

RESPONSE:	We have revised the Registration Statement 12 to provide for a table with the following information:

•
the number of shares outstanding prior to the Preferred and the Warrant transactions that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;
•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and
•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

COMMENT 8:	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	Whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying convertible notes; and
•
whether - based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's common stock, provide the following additional information:

-	the date on which each such selling shareholder entered into that short position; and
-
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the Preferred and other convertible securities transactions and the filing of the registration statement (e.g., before or after the announcement of the transaction, before the filing or after the filing of the registration statement, etc.).

RESPONSE:
In accordance with the Commission’s comment above, we have revised the Registration Statement to state on page 10 that the Company has the intention and the ability to issue all shares underlying the Preferred and the Warrant. We further revised the Registration Statement on page 14 to state that the selling shareholders do not have and have not had any short positions in the Company stock.

COMMENT 9:	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the issuance of the Preferred and other convertible securities transactions; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the Preferred.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

RESPONSE:
We have revised the Registration Statement on page 14 to disclose all relationships and arrangements that have existed or exist with the selling shareholders, in accordance with the Commission’s comment above. All agreements and material documents have previously been filed by the Company with the Securities and Exchange Commission and are referenced in the Exhibit Table to the amended Registration Statement.

COMMENT 10:
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

RESPONSE:
We have revised the Registration Statement on page 13 to disclose a description of the method by which the Company determined the number of shares being registered in accordance with the Commission’s comment above.

COMMENT 11:
With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

RESPONSE:
The natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder was previously disclosed towards the end of the Selling Stockholders section (see page 14 of the amended Registration Statement).

Financial Statements

COMMENT 12:	Please revise to include an audited balance sheet for the fiscal year ended December 31, 2006 in accordance with Article 8-02 of Regulation S-X.

RESPONSE:	We have revised the Registration Statement to include audited balance sheets for the fiscal year ended December 31, 2006.

Signatures

COMMENT 13:	Please revise the statement in the second part of the Signatures page to make clear that the individuals are signing on their own behalf.

RESPONSE:	We have revised signature page of the Registration Statement in accordance with the Commission’s comment above.

COMMENT 14:
Please provide the full titles for Messrs. Haley and Norelid, and the capacities in which they sign the registration statement, in the second section of the signatures page. See Instructions 1 and 2 to the Signatures page of Form S-1.

RESPONSE:	We have revised signature page of the Registration Statement in accordance with the Commission’s comment above.

Other

COMMENT 15:
We note references on page 28 and elsewhere to a December 19, 2007 securities purchase agreement with Golden Gate Investors, Inc. For example, you state on page F-13 that Golden Gate Investors is obligated to pay $250,000 per month when certain criteria are fulfilled, and that the “most significant criteria s that the Company can issue freely tradable shares.”  You also estimate that “according to Rule 144, the shares will be freely tradable at different dates in 2008.” Please advise us why you believe that Rule 144 is available for the offer and sale of possibly “more than 20 million shares” and what appears to have been, to date, over 5 million shares that may have been resold into the market to comply with the 4.99% maximum ownership provision.  In particular, advise us why you believe Golden Gate Investors is not acting as an underwriter.  To help us understand your analysis, please:

•	Quantify the number of shares outstanding held by non-affiliates at the time of the securities purchase agreement,
•	Quantify the maximum possible number of shares that may be acquired by Golden Gate Investors,
•	Provide a chart that quantifies, for each issuance, the number of shares received by Golden Gate Investors and the date of each issuance,
•	Identify the date, for each issuance, that you believe the shares became eligible for resale under Rule 144, and
•	Tell us, for each issuance, the date on which Golden Gate Investors paid the required cash or other full consideration for such shares.

In addition, to help us understand your analysis, please advise us of the relationship of Golden Gate Investors with the company, including an analysis of whether Golden Gate Investors is an affiliate of the company. Also, please advise us whether Golden Gate Investors is a registered broker-dealer and whether or not it is in the business of buying and selling securities. We may have further comment.

RESPONSE:
The Commission adopted Rule 144 to establish specific criteria for determining whether a person is not engaged in a distribution. Rule 144 creates a safe harbor from the Section 2(a)(11) definition of "underwriter." A person satisfying the applicable conditions of the Rule 144 safe harbor is deemed not to be engaged in a distribution of the securities and therefore not an underwriter of the securities for purposes of Section 2(a)(11).

Rule 144(b)(1)(i) states that, “If the issuer of the securities is, and has been for a period of at least 90 days immediately before the sale, subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934 (the Exchange Act), any person who is not an affiliate of the issuer at the time of the sale, and has not been an affiliate during the preceding three months, who sells restricted securities of the issuer for his or her own account shall be deemed not to be an underwriter of those securities within the meaning of section 2(a)(11) of the Act if all of the conditions of paragraphs (c)(1) and (d) of this section are met.”

The Company (the “issuer” in this instance) is, and was for a period of at least 90 days immediately before (i) the date of the securities purchase agreement with Golden Gate Investors amd (ii) each of the sales of shares of Common Stock into which the Convertible Debenture converted by Golden Gate Investors made pursuant to Rule 144, subject to the reporting requirements of section 13 or 15(d).  The Company has also complied with the “Current Public Information” for “Reporting Issuers” pursuant to Rule 144(c)(1).

In all instances, Golden Gate Investors has complied with the requirements of the “Holding Period for Restricted Securities” set forth in Rule 144(d). Golden Gate Investors purchased the Convertible Debenture set forth in the securities purchase agreement for $250,000 in cash and a promissory note in the amount of $1,250,000 on December 19, 2007.  Pursuant to Rule 144(d)(1) at least six months elapsed prior to the first partial conversion and issuance of common stock to Golden Gate Investors.

The promissory note meets the requirement of Rule 144(d)(2) in that it, (i) provides for full recourse against Golden Gate Investors; (ii) is secured by collateral, other than the Convertible Debenture, having a fair market value at least equal to the purchase price of the securities purchased; and (iii) has been discharged by payment in full prior to the issuance of the underlying securities for each partial conversion.

Rule 144(a)(1) defines an “affiliate” of an issuer as a “person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.”  Under Rule 405 of the Securities Act of 1933, “the term control (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

At no time has Golden Gate Investors controlled, been controlled by or been under common control with the Company.  Golden Gate Investors has not appointed or requested the appointment of any director or management position within the Company.  The total percentage ownership by Golden Gate Investors has never exceeded 2.1% of the Company’s common stock. In addition, Golden Gate Investors is contractually limited to beneficially owning not more than 4.99% of the Company’s outstanding Common Stock under the terms of the Convertible Debenture.

Golden Gate Investors is not a registered broker-dealer. Golden Gate Investors is a private equity fund and not in the business of buying and selling securities.

Date issued	Shares issued	Amount converted	Purchase price	Payment in full received	Eligible for resale
6/25/08	603,628	$ 40,000	$ 0.06627	12/24/2007	6/24/2008
7/7/08	751,812	$ 50,000	$ 0.06651	12/24/2007	6/24/2008
7/7/08	1,503,624	$ 100,000	$ 0.06651	12/24/2007	6/24/2008
7/25/08	205,891	$ 15,000	$ 0.07285	12/24/2007	6/24/2008
8/1/08	274,522	$ 20,000	$ 0.07285	12/24/2007	6/24/2008
8/5/08	205,891	$ 15,000	$ 0.07285	12/24/2007	6/24/2008
8/11/08	617,674	$ 45,000	$ 0.07285	6/23/2008	6/23/2008
8/14/08	274,522	$ 20,000	$ 0.07285	6/23/2008	6/23/2008
8/25/08	368,655	$ 25,000	$ 0.06781	6/23/2008	6/23/2008
8/27/08	227,638	$ 15,000	$ 0.06589	6/23/2008	6/23/2008
9/3/08	316,726	$ 20,000	$ 0.06315	6/23/2008	6/23/2008
9/4/08	633,453	$ 40,000	$ 0.06315	6/23/2008	6/23/2008
9/4/08	237,545	$ 15,000	$ 0.06315	6/23/2008	6/23/2008
9/5/08	812,744	$ 50,000	$ 0.06152	6/23/2008	6/23/2008
9/11/08	262,375	$ 15,000	$ 0.05717	6/23/2008	6/23/2008
9/16/08	358,680	$ 20,000	$ 0.05576	7/21/2008	7/21/2008
9/22/08	382,073	$ 20,000	$ 0.05235	7/21/2008	7/21/2008
9/24/08	198,831	$ 10,000	$ 0.05029	7/21/2008	7/21/2008
9/26/08	211,033	$ 10,000	$ 0.04739	7/21/2008	7/21/2008
9/29/08	437,828	$ 20,000	$ 0.04568	7/21/2008	7/21/2008
9/30/08	221,897	$ 10,000	$ 0.04507	7/21/2008	7/21/2008
10/3/08	347,013	$ 15,000	$ 0.04323	7/21/2008	7/21/2008

Total	9,454,055	$ 590,000	$ 0.062

COMMENT 16:
We note the reference to “an additional 1,000 shares of Series A Preferred Stock” on page five. Footnote three on page 11 indicates that these additional shares are included in the 46,875,000 to be sold by the selling shareholder. Because the Securities Purchase Agreement appears to permit but not require the investor to purchase any of the additional shares, and such additional shares could be issued a significant period of time after effectiveness of the registration statement, it appears that the purchase was not completed in August 2008.  Please advise us why you believe the potential issuance of the additional securities, and the registered sale of common shares underlying those securities, is a valid private placement followed by a public resale.  See 3S of the March 1999 Update to the Manual of Publicly Available Telephone Interpretations available at: http://www.sec.gov/interps/telephone/phonessupplement1.htm.  We may have further comment.

RESPONSE:
In response to the Commissions comment, we have amended the registration statement throughout to remove the “additional 1,000 shares of Series A Preferred Stock” and amend all references to the number of shares included in the shares to be sold by the selling shareholder to reflect such removal.

We trust that this response satisfactorily responds to your request.  Should you require further information, please contact Roger L. Shaffer, Esq. at (561) 862-5535 or myself at (561) 276-2239.

Thank you very much for your consideration of this response.

Very truly yours,

/s/ Jan Norelid

Jan Norelid

Chief Financial Officer